Exhibit (11) — Statement re: Computation of Net Income Per Common Share

COMPUTATION OF NET INCOME PER COMMON SHARE
Comerica Incorporated and Subsidiaries

	Three Months Ended
	March 31,
(in millions, except per share data)	2005	2004

Basic:
Net income applicable to common stock	$199	$162

Average common shares outstanding	169	174

Basic net income per common share	$1.18	$0.93

Diluted:
Net income applicable to common stock	$199	$162

Average common shares outstanding	169	174
Nonvested stock	1	—
Common stock equivalent:
Net effect of the assumed exercise of stock options	1	2

Diluted average common shares	171	176

Diluted net income per common share	$1.16	$0.92

     Options to purchase an average 6.1 million and 6.6 million shares of common stock at exercise prices ranging from $57.86 — $71.58 and $56.19 — $71.58 were outstanding during the three months ended March 31, 2005 and 2004, respectively, but were not included in the computation of diluted net income per common share because the options’ exercise prices were greater than the average market price of common shares for the period.